SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number: 001-37829

NISUN INTERNATIONAL ENTERPRISE

DEVELOPMENT GROUP CO., LTD

(Registrant’s name)

21F, 55 Loushanguan Rd

Changning District

Shanghai 200336

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On May 2, 2023, the Board of Directors of Nisun International Enterprise Development Group Co., Ltd (the “Company”) approved a proposal to effect a reverse share split of the Company’s authorized shares including issued Class A Common Shares (the “Reverse Share Split”) at the ratio of one-for-ten.

Reason for the Reverse Share Split

The Reverse Share Split is being effected to enable the Company to meet the NASDAQ continued listing standards relating to the minimum bid price (with which the Company was previously advised it was non-compliant).

Effects of the Reverse Share Split

Effective Date; Symbol; CUSIP Number. The Reverse Share Split will become effective on May 17, 2023 and will be reflected with NASDAQ Capital Market and in the marketplace at the open of business on May 18, 2023 (the “Effective Date”), whereupon the Class A Common Shares begin trading on a split-adjusted basis. In connection with the Reverse Share Split, the Company’s Class A Common Shares continue to trade on NASDAQ Capital Market under the symbol “NISN” but trade under a new CUSIP Number, G6593L122.

Split Adjustment; No Fractional Shares. On the Effective Date, the total number of the Company’s Class A Common Shares held by each shareholder will be converted automatically into the number of whole Class A Common Shares equal to (i) the number of issued and outstanding Class A Common Shares held by such shareholder immediately prior to the Reverse Share Split, divided by (ii) ten (10).

No fractional common shares will be issued to any shareholders in connection with the Reverse Share Split. The Company will purchase, redeem or otherwise acquire at market value any fractional shares.

Non-Certificated Shares; Certificated Shares. Shareholders who are holding their shares in electronic form at brokerage firms do not have to take any action as the effect of the Reverse Share Split will automatically be reflected in their brokerage accounts.

Shareholders holding paper certificates may (but are not required to) send the certificates to the Company’s transfer agent at the address given below. The transfer agent will issue a new share certificate reflecting the terms of the Reverse Share Split to each requesting shareholder.

Transhare Corporation

17755 North US Highway 19

Suite 140
Clearwater, Florida 33764

Tel: (303) 662-1112

Fax: (727) 269-5616

Please contact Transhare Corporation for further information, related costs and procedures before sending any certificates.

Authorized Shares. At the time the Reverse Share Split is effective, our authorized common shares will be consolidated at the ratio of one-for-ten; all 310,000,000 authorized common shares, divided into (i) 300,000,000 Class A Common Shares, each with a par value of US$0.001, and (ii) 10,000,000 Class B Common Shares, each with a par value of US$0.001, will be consolidated into 31,000,000 common shares, divided into (i) 30,000,000 Class A Common Shares, each with a par value of US$0.01, and (ii) 1,000,000 Class B Common Shares, each with a par value of US$0.01.

Capitalization. Immediately prior to the Effective Date, there were 40,057,159 Class A Common Shares outstanding. As a result of the Reverse Share Split, there are approximately 4,005,715 Class A Common Shares outstanding (subject to redemptions of fractional shares).

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated May 17, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

Date: May 17, 2023	By:	/s/ Xiaoyun Huang
	Name:	Xiaoyun Huang
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

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